EXHIBITS 14.2

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2011
Description	Balance at beginning of Year	Additions		Deductions	Balance at end of Year
		Charged to costs and expenses	Charged to other Account
(in thousands of Canadian dollars)
Allowance for doubtful debts
Year 2009	$11	$58	-	$69	-
Year 2010	-	-	-	-	-
Year 2011	-	-	-	-	-

79